Exhibit 99.3

ALIO GOLD INC. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 Security Class COMMON SHARES Holder Account Number C1234567890XXX YELLOW Fold Form of Proxy - Annual General and Special Meeting to be held on Wednesday, May 20, 2020 subject to any adjournment or postponement thereof This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If completing the appointment box on the back of this proxy, YOU MUST return this proxy and also go to https://www.computershare.com/aliogold to provide Computershare with the name and email address of the person you are appointing by 8:30 a.m. (Pacific Time) on Friday May 15, 2020. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 8:30 a.m. (Pacific Time) on Friday May 15, 2020 or if the meeting is adjourned or postponed, 48 hours prior to the meeting (other than Saturdays, Sundays and holidays). Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. • You can attend the meeting virtually by visiting https://web.lumiagm.com/264350037. Login: Enter 15-digit control number Password: alio2020 • If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01LE9F

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of common shares of Alio Gold Inc. (the "Company") hereby appoint: Paula Rogers, or failing her, Mark Backens, or failing him, Ian Harcus (collectively, the "Management Appointees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees.

Note: If completing the appointment box above YOU MUST return this proxy and also go to https://www.computershare.com/aliogold to provide Computershare with the name and email address of the person you are appointing by 8:30 a.m. (Pacific Time) on May 15, 2020. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders and Special Meeting of Shareholders and holders of Options, PSUs, RSUs and DSUs of Alio Gold Inc. to be held online at https://web.lumiagm.com/264350037, on Wednesday, May 20, 2020 at 8:30 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mark D. Backens	☐	☐	02. Stephen Lang	☐	☐	03. Paula Rogers	☐	☐
04. George Brack	☐	☐	05. John Mansanti	☐	☐	06. David Whittle	☐	☐

Fold

	For	Withhold
2. Appointment and Remuneration of Auditor Appointment of Deloitte LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
3. Approval of Arrangement - Shareholders To consider pursuant to an interim order of the Supreme Court of British Columbia dated April (X), 2020, and if thought advisable, to pass, with or without variation, a special resolution approving an arrangement involving Alio Gold Inc. and Argonaut Gold Inc. under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), the full text of which is set forth in Schedule "B" to the Information Circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

J T G Q 296239 X X X X A R 1 999999999999

01LEAF

ALIO GOLD INC. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 Security Class Options / Preferred Share Units (PSUs) / Restricted Share Units (RSUs) / Deferred Share Units (DSUs) Holder Account Number C1234567890 XXX GREEN Fold Form of Proxy - Special Meeting to be held on Wednesday, May 20, 2020 subject to adjournment or postponement thereof This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If completing the appointment box on the back of this proxy, YOU MUST return this proxy and also go to https://www.computershare.com/aliogold to provide Computershare with the name and email address of the person you are appointing by 8:30 a.m. (Pacific Time) on Friday, May 15, 2020. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 8:30 a.m. (Pacific Time) on Friday, May 15, 2020 or if the meeting is adjourned or postponed, 48 hours prior to the meeting (other than Saturdays, Sundays and holidays). Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. • You can attend the meeting virtually by visiting https://web.lumiagm.com/264350037. Login: Enter 15-digit control number Password: alio2020 • If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01LEBF

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of Options, PSUs, RSUs and DSUs of Alio Gold Inc. (the "Company") hereby appoint: Paula Rogers, or failing her, Mark Backens, or failing him, Ian Harcus (collectively, the "Management Appointees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST return this proxy and also go to https://www.computershare.com/aliogold to provide Computershare with the name and email address of the person you are appointing by 8:30 a.m. (Pacific Time) on May 15, 2020. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the securityholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Shareholders and holders of Options, PSUs, RSUs and DSUs of Alio Gold Inc. to be held online at https://web.lumiagm.com/264350037, on Wednesday, May 20, 2020 at 8:30 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Approval of Arrangement - Securityholders To consider pursuant to an interim order of the Supreme Court of British Columbia dated April (X), 2020, and if thought advisable, to pass, with or without variation, a special resolution approving an arrangement involving Alio Gold Inc. and Argonaut Gold Inc. under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), the full text of which is set forth in Schedule "B" to the Information Circular.	☐	☐

Fold

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

JTGQ 296239 XXXX AR0 999999999999

01LECE